SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 3)
Myers Industries, Inc.

(Name of Issuer)

Common Stock, no par value	628464109

(Title of class of securities)	(CUSIP number)
Megan L. Mehalko, Benesch, Friedlander, Coplan & Aronoff LLP
200 Public Square, Suite 2300, Cleveland, Ohio 44114, (216) 363-4487

(Name, address and telephone number of person authorized to receive notices and communications)
September 15, 2008

(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
(Continued on following pages)
(Page 1 of 8 pages)

CUSIP No.	628464109	13D	Page	2	of	8 pages

1	NAME OF REPORTING PERSONS: Mary S. Myers S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON [ENTITIES ONLY]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		3,515,122

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		253,021*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,515,122

WITH	10	SHARED DISPOSITIVE POWER:

253,021*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,768,143

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.7%

14	TYPE OF REPORTING PERSON:

IN
*     Ms. Myers shares voting power and dispositive power with respect to the 253,021 Common Shares held by The Louis S. Myers & Mary S. Myers Foundation (the “Foundation”), of which Ms. Myers is a trustee. Ms. Myers may be deemed to have beneficial ownership of the shares held by the Foundation as a result of her position with the Foundation, although Ms. Myers disclaims beneficial ownership of such shares to the extent she does not hold a pecuniary interest with respect to such shares.

     This Amendment No. 3 is filed by Mary S. Myers and amends the Schedule 13D previously filed by Ms. Myers with the Securities and Exchange Commission (the “SEC”) on February 12, 1999 (“Schedule 13D”) as later amended on February 16, 1999 and on April 24, 2007, relating to the common stock, no par value per share (the “Common Shares”) of Myers Industries, Inc. (“Myers” or the “Issuer”). The purpose of this Amendment No. 3 to Schedule 13D is to amend the “Purpose of Transaction” and “Interest in Securities of the Issuer” sections of the Schedule 13D filed by Ms. Myers. The information below supplements the information previously reported.
     Item 4. Purpose of Transaction.
     In connection with the termination of the merger agreement between MYEH Corporation, a Delaware corporation (the “Parent”), MYEH Acquisition Corporation, an Ohio corporation, and the Issuer (the “Merger Agreement”) on April 3, 2008, the voting agreement between Stephen E. Myers, Mary S. Myers, Semantic Foundation, Louis S. Myers & Mary S. Myers Foundation and MSM & Associates Limited Partnership and Parent, dated as of April 24, 2007 (the “Voting Agreement”) terminated in accordance with its terms.
     The foregoing statement is subject to, and qualified in its entirety by, the full text of the Merger Agreement and the Voting Agreement, which were filed as Exhibit 1 and Exhibit 2, respectively to the Schedule 13D previously filed by Ms. Myers on April 24, 2007, and are incorporated herein by reference.
     Item 5. Interest in Securities of the Issuer.
     (a) Items 7 through 11 and 13 of the cover page of this Schedule 13D which relate to the ownership of Common Shares by Ms. Myers are hereby incorporated by reference in this response.
     (b) Items 7 through 10 of the cover page of this Schedule 13D which relate to Ms. Myers’ voting and dispositive power with respect to the Common Shares which Ms. Myers beneficially owns are hereby incorporated by reference in this response.
     (c) Between September 15, 2008 and September 19, 2008, Ms. Myers sold an aggregate of 75,000 Common Shares held directly by Ms. Myers in a series of open market sales as follows: 500 Common Shares sold at a price of $13.05 per share, 4,500 Common Shares sold at a price of $13.04, 9,300 Common Shares sold at a price of $13.04 per share, 300 Common Shares sold at a price of $13.05 per share, 100 Common Shares sold at a price of $13.06 per share, 2,700 Common Shares sold at a price of $13.09 per share, 5,300 Common Shares sold at a price of $13.10 per share, 400 Common Shares sold at a price of $13.11 per share, 800 Common Shares sold at a price of $13.12 per share, 200 Common Shares sold at a price of $13.13 per share, 900

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Common Shares sold at a price of $13.14 per share, 4,600 Common Shares sold at a price of $13.15 per share, 500 Common Shares sold at a price of $13.16 per share, 1,500 Common Shares sold at a price of $13.17 per share, 200 Common Shares sold at a price of $13.18 per share, 200 Common Shares sold at a price of $13.21 per share, 700 Common Shares sold at a price of $13.23 per share, 100 Common Shares sold at a price of $13.24 per share, 100 Common Shares sold at a price of $13.25 per share, 100 Common Shares sold at a price of $13.26 per share, 100 Common Shares sold at a price of $13.27 per share, 1,600 Common Shares sold at a price of $13.40 per share, 500 Common Shares sold at a price of $13.41 per share, 100 Common Shares sold at a price of $13.42 per share, 200 Common Shares sold at a price of $13.43 per share, 300 Common Shares sold at a price of $13.44 per share, 200 Common Shares sold at a price of $13.45 per share, 500 Common Shares sold at a price of $13.46 per share, 1,600 Common Shares sold at a price of $13.47 per share, 200 Common Shares sold at a price of $13.48 per share, 200 Common Shares sold at a price of $13.49 per share, 300 Common Shares sold at a price of $13.50 per share, 200 Common Shares sold at a price of $13.51 per share, 300 Common Shares sold at a price of $13.52 per share, 400 Common Shares sold at a price of $13.53 per share, 600 Common Shares sold at a price of $13.54 per share, 900 Common Shares sold at a price of $13.55 per share, 200 Common Shares sold at a price of $13.56 per share, 200 Common Shares sold at a price of $13.57 per share, 300 Common Shares sold at a price of $13.58 per share, 100 Common Shares sold at a price of $13.59 per share, 100 Common Shares sold at a price of $13.60 per share, 1,000 Common Shares sold at a price of $13.61 per share, 400 Common Shares sold at a price of $13.63 per share, 2,000 Common Shares sold at a price of $13.64 per share, 500 Common Shares sold at a price of $13.65 per share, 1,900 Common Shares sold at a price of $13.66 per share, 1,900 Common Shares sold at a price of $13.67 per share, 1,900 Common Shares sold at a price of $13.68 per share, 300 Common Shares sold at a price of $13.69 per share, 1,000 Common Shares sold at a price of $13.70 per share, 100 Common Shares sold at a price of $13.73 per share, 100 Common Shares sold at a price of $13.61 per share, 200 Common Shares sold at a price of $13.62 per share, 300 Common Shares sold at a price of $13.63 per share, 200 Common Shares sold at a price of $13.66 per share, 100 Common Shares sold at a price of $13.69 per share, 800 Common Shares sold at a price of $13.70 per share, 100 Common Shares sold at a price of $13.735 per share, 600 Common Shares sold at a price of $13.75 per share, 900 Common Shares sold at a price of $13.76 per share, 800 Common Shares sold at a price of $13.77 per share, 100 Common Shares sold at a price of $13.78 per share, 1,300 Common Shares sold at a price of $13.80 per share, 2,000 Common Shares sold at a price of $13.81 per share, 900 Common Shares sold at a price of $13.82 per share, 1,700 Common Shares sold at a price of $13.83 per share, 900 Common Shares sold at a price of $13.84 per share, 800 Common Shares sold at a price of $13.85 per share, 1,600 Common Shares sold at a price of $13.86 per share, 1,000 Common Shares sold at a price of $13.87 per share, 200 Common Shares sold at a price of $13.88 per share, 900 Common Shares sold at a price of $13.89 per share, 200 Common Shares sold at a price of $13.90 per share, 400 Common Shares sold at a price of $13.91 per share, 100 Common Shares sold at a price of $13.93 per share, 200 Common Shares sold at a price of $13.945 per share, 300 Common Shares sold at a price of $13.95 per share, 200 Common Shares sold at a price of $13.97 per share, 4,200 Common Shares sold at a price of $14.00 per share, and 800 Common Shares sold at a price of $14.05 per share.
     (d) Not applicable.

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     (e) Not applicable.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     None.
     Item 7. Materials to be Filed as Exhibits.
     None.
SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	October 16, 2008	/s/ Mary S. Myers
MARY S. MYERS

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